Exhibit (a)(5)(ii)

June 10, 2026

BANCO SANTANDER, S.A. ANNOUNCES RESULTS OF TENDER OFFER FOR ONE SERIES OF ITS U.S. DOLLAR-DENOMINATED ADDITIONAL TIER 1 SECURITIES

Banco Santander, S.A. (the “Offeror” or “Banco Santander”) is today announcing the results of its tender offer (the “Offer”) to purchase for cash up to $850,000,000 (the “Maximum Offer Amount”) of its outstanding 4.750% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities of Banco Santander (the “Securities”).

The Offer was made on the terms and subject to the conditions set out in the Offer to Purchase dated May 27, 2026 (the “Offer to Purchase”). Capitalized terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

Based on information provided by the Tender Agent, $701,600,000 aggregate principal amount of the Securities listed in the table below were validly tendered and not validly withdrawn by 5:00 p.m., New York City time, on June 9, 2026 (the “Expiration Deadline”), as more fully set forth below. Banco Santander has accepted all Securities that were validly tendered and not validly withdrawn prior to the Expiration Deadline, without proration. The Settlement Date is expected to be June 11, 2026.

Securities purchased by Banco Santander pursuant to the Offer will be cancelled and will not be re-issued or re-sold. Securities which have not been validly submitted and accepted for purchase pursuant to the Offer will remain outstanding. The aggregate principal amount of Securities outstanding after the Offer is $298,400,000.

The table below sets forth, among other things, the principal amount of the Securities validly tendered and accepted pursuant to the Offer:

Securities	CUSIP / ISIN	Purchase Price(1)	Tender Consideration(2)	Aggregate Principal Amount Accepted	Aggregate Principal Amount Outstanding After the Offer
4.750% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	CUSIP No. 05971K AH2 / ISIN: US05971KAH23	100.1%	$1,001 per $1,000 of nominal amount tendered, provided that Securities may only be tendered in multiples of $200,000	$701,600,000	$298,400,000

(1)

The Purchase Price shall be 100.1% of the nominal amount of the Securities accepted for purchase pursuant to the Offer. Securities could only be tendered in multiples of $200,000, being the liquidation preference of the Securities.

(2)

The Tender Consideration payable on the Settlement Date to a holder whose Securities are validly tendered and accepted for purchase by the Offeror pursuant to the Offer will be an amount per $1,000 of nominal amount of such tendered securities in U.S. dollars equal to the product of (x) the Purchase Price and (y) the nominal amount of such Securities. In addition to the Tender Consideration, holders whose Securities are validly tendered and accepted for purchase will receive the Distribution Payment, if any, in respect of such Securities. With respect to any Securities validly tendered and accepted for purchase by the Offeror pursuant to the Offer, the “Distribution Payment” is an amount in cash (rounded to the nearest $0.01, with $0.005 being rounded upwards) equal to the Distribution on such Securities. “Distributions” consist of distributions accrued and unpaid (if any) on the Securities from (and including) the distribution payment date in respect of such Securities immediately preceding the Settlement Date to (but excluding) the Settlement Date, calculated in accordance with the terms and conditions of the Securities, unless distributions on the Securities for that period are cancelled.

D.F. King & Co., Inc. acted as tender agent for the Offer. Santander US Capital Markets LLC acted as Dealer Manager for the Offer. Questions regarding the Offer should be directed to:

Tender Agent
D.F. King & Co., Inc.	Email: san@dfking.com
28 Liberty Street, 53rd Floor New York, New York 10005 United States	Banks and Brokers call: (646) 963-9141 All others call toll free: (866) 340-7108 Website: www.dfking.com/santander
Dealer Manager
Santander US Capital Markets LLC

437 Madison Avenue
New York, New York 10022
United States

Tel (U.S. Toll Free): +1 (855) 404-3636
Tel (collect): +1 (212) 350-0660
Attn: Liability Management Team
Email (Americas): AmericasLM@santander.us
Email (Europe): LiabilityManagement@gruposantander.com

Disclaimer

This announcement and the Offer to Purchase (including the documents incorporated by reference therein) contain important information which should be read carefully. If you are in any doubt as to the contents of this announcement or the Offer to Purchase or the action you should take, you are recommended to seek your own financial, legal, regulatory and tax advice, including as to any tax consequences, immediately from your stockbroker, bank manager, attorney, accountant or other independent financial, tax or legal adviser.

Additional Information in Respect of the Offer and Where to Find It

Banco Santander has filed with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO, accompanied by the Offer to Purchase and related documents relating to the Offer. Holders are advised to read carefully the tender offer statement, the Offer to Purchase and other documents which Banco Santander will file with the SEC as they contain important information about the Offer. Copies of these documents are available for free by visiting EDGAR on the SEC website at www.sec.gov. In addition, copies of the Schedule TO and the documents filed with it may be obtained free of charge by contacting Investor Relations, Ciudad Grupo Santander, Avenida de Cantabria s/n, 28660 Boadilla del Monte, Madrid, Spain (telephone: (011) 34-91-259-6520).

Forward-Looking Statements

This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to Banco Santander, S.A. together with its subsidiaries (the “Group”) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to matters, influences and factors which are beyond the Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Banco Santander, S.A. with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Banco Santander, S.A. may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Banco Santander, S.A. to third parties, including financial analysts.

Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

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